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                                                                    Exhibit 20.3

                         ALLIED GROUP, INC. ANNOUNCEMENT

Des Moines, Iowa, January 15, 1998 -- ALLIED Group, Inc. (NYSE symbol GRP) announced today that a complaint has been filed by Mary M. Rieff, a policyholder of ALLIED Mutual Insurance Company ("ALLIED Mutual"), in the Iowa District Court in and for Polk County Iowa, against ALLIED Group, Inc. ("Company") and certain other individuals who are or were officers and/or directors of ALLIED Mutual and the Company. The complaint asserts, among other things, that (a) the defendants were responsible for the inappropriate transfer of ALLIED Mutual's corporate assets, the seizure of certain corporate opportunities and the implementation of an improper de facto demutualization without informing or compensating policyholders or receiving the appropriate approval from regulatory authorities;
(b) that this allegedly wrongful demutualization began on or about January 1, 1985 and was accomplished through transfers of ALLIED Mutual's assets to the Company and to the individual defendants for inadequate consideration; (c) that the individual defendants breached fiduciary duties owed to ALLIED Mutual, wasted its corporate assets and intentionally interfered with its contracts, prospective business advantage and business relationships; and (d) that defendants improperly transferred substantial ownership of and control over the Company and ALLIED Mutual's insurance business. The complaint further asserts that as a result of the foregoing, ALLIED Mutual and its policyholders have suffered damages in excess of $500 million. The complaint requests an accounting of the assets allegedly wrongfully transferred to the Company and compensation to ALLIED Mutual for the value of such assets, for the seizure of corporate opportunities, and for the de facto demutualization of ALLIED Mutual. The complaint also asks for certain other relief including attorneys' fees and costs, equitable relief and interest and restitution for any assets wrongfully transferred or conveyed.

The Company believes that the suit is without merit and intends to vigorously defend this action.

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